Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100

September 24, 2020

Liz Packebusch,

Staff Attorney

Loan Lauren Nguyen,

Legal Branch Chief

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Qell Acquisition Corp. Registration Statement on Form S-1 Filed September 11, 2020 File No. 333-248765

Dear Ms. Packebusch and Ms. Nguyen:

This letter is submitted on behalf of Qell Acquisition Corp. (the “Company”) in response to comments of the staff of the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on September 11, 2020 (the “Registration Statement”) as set forth in the Staff’s letter dated September 16, 2020 to Barry Engle, Chief Executive Officer (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with our response immediately following.

Registration Statement on Form S-1

Limited payments to insiders, page 31

1.                  We note your response to prior comment 2 that “the bonus payments previously reference [sic] on page 31 are not a bonus plan of the Registrant.” We further note your disclosure at page 117 that your “sponsor may issue LLC units of the sponsor entity to persons (including [your] founding team) who have made extraordinary contributions to identifying and closing [your] initial business combination.” Please revise your disclosure at page 31 to clarify that the potential bonus awards would be in the form of LLC units issued by your sponsor.

Response to Comment No. 1.              In response to the Staff’s comment, the Company has revised its disclosure on page 31 to clarify that the potential bonus awards would come in the form of LLC units issued by the sponsor.

Liz Packebusch

Loan Lauren Nguyen

Securities and Exchange Commission

September 24, 2020

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (650) 752-3227.

Sincerely,

/s/Heidi Mayon

cc: Barry Engle, Chief Executive Officer, Qell Acquisition Corp.